Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

ALTERATION OF THE TERMS IN RESPECT OF SUBSCRIPTION IN

A PRIVATE CREDIT DIGITAL YIELD FUND

Reference is made to the announcement of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated August 28, 2025 in relation to the subscription of Class A interests in a private credit digital yield fund (the “Announcement”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as those ascribed to them in the Subscription Announcement.

The Board of Directors (the “Board”) announces that on October 2, 2025, following amicable discussions between Joy Triple Star, the Investment Manager and the General Partner, the parties have mutually agreed to revise certain terms in relation to the Fund Documents and the Subscription contemplated thereunder (the “Alteration”).

The decision as to the Alteration was made for commercial and prudential reasons. Subsequent to the execution of the Fund Documents, there have been recent changes in the cryptocurrency regulatory and governance landscape in the United States. These developments resulted in proposed revisions to the commercial terms of the underlying lending agreements between the Fund and its counterparty, which were deemed less favorable to the Fund and, after due and careful consideration by the Board, were determined to result in a less attractive targeted internal rate of return (IRR) for the Company’s investment. In light of these changes and the recent interest cuts in the United States, the Company has determined to adjust its capital allocation to the Fund from the originally contemplated US$50 million Class A Interests to a smaller allocation of approximately US$5 million in Class B Interests. Any subscription monies paid in excess of the revised capital commitment have been refunded to the Company. As Class A Interests were structured to allocate into Bitcoin only through reinvestment of income from stablecoin lending, whereas Class B Interests additionally permit the gradual deployment of up to 20% of the original capital into Bitcoin during the first year, and the pace and extent of such deployment may vary depending on market conditions, fund liquidity, and manager discretion, the shift from Class A to Class B reflects both the reduced scale of commitment and the Company’s assessment that the Class B structure provides more flexible exposure under current market and regulatory conditions.

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The Board is of the view that the Alteration is consistent with the Group’s investment objectives and prudent treasury management principles, and represents an appropriate adjustment to balance potential returns with capital preservation, in light of evolving regulatory, commercial and interest rate conditions. The Board further believes that the Alteration is in the best interests of the Company and its Shareholders as a whole and will not have material adverse impact on the existing business, operations, or financial condition of the Group. The Company will continue to explore more appropriate investment opportunities and partnerships in digital asset industry to pursue best interests of shareholders.

After the Alteration, the Subscription will not constitute a discloseable transaction under Rule 14.06(2) of the Hong Kong Listing Rules as none of the applicable percentage ratios are more than 5% and are therefore not subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules. Nevertheless, the Company considers it appropriate to publish this announcement as an update to the Announcement, in order to keep the market and investors informed of the latest developments regarding the Subscription.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, October 2, 2025

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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